

June 19, 2013

Via E-mail
Max Hillman
President and Chief Executive Officer
The Hillman Companies, Inc. and The Hillman Group, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

>   **Re: The Hillman Companies, Inc. and The Hillman Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 28, 2013**
>   **File No. 333-188869**

Dear Mr. Hillman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Legal Matters, page 174

1. Please revise to include the name and address of tax counsel that provided the tax opinion.

Description of Notes, page 121
Note Guarantees, page 123

2. Please revise to clarify, if accurate, that each guarantor subsidiary is "100% owned" as contemplated by Rule 3-10 of Regulation S-X. Also, please revise to clarify here whether each guarantee is full and unconditional. We note disclosure on page 121 that the notes will be unconditionally guaranteed.

3. We note that your Indenture agreement contains certain guarantee release provisions that apply to parent as well as subsidiary guarantors. Please provide us with a specific and

comprehensive discussion regarding how you considered these provisions in considering your reliance of Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        John C. Kennedy, Esq.